November 14, 2007	Writer’s Direct Contact
415.268.7197
JCampbell@mofo.com

VIA EDGAR AND FACSIMILE (202) 772-9202
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Hanna T. Teshome, Special Counsel
Mail Stop 3651

Re:	GoFish Corporation
Registration Statement on Form SB-2
Amendment No. 1 filed on August 31, 2007
File No. 333-145406

Dear Ms. Teshome:

On behalf of GoFish Corporation, a Nevada corporation (the “Company”), we transmit herewith for filing this Amendment No. 2 (this “Amendment No. 2”) to the registration statement on Form SB-2 (File No. 333-145406) (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offering from time to time by the selling securityholders (the “Selling Securityholders”) of the Company identified in the prospectus forming a part of the Registration Statement of up to 16,011,036 shares of common stock, par value $0.001 per share (“Common Stock”), of the Company consisting of:

•
up to 6,437,500 shares of Common Stock issuable upon conversion of the Company’s 6% senior convertible notes due June 2010 (the “Senior Convertible Notes”) sold in a private placement transaction that closed in June 2007 (the “June 2007 Private Placement”);

•
up to 5,402,036 shares of Common Stock, which, based on the Company’s good faith estimate, may be issuable in the future if the Company elects to pay all interest due under the Senior Convertible Notes in shares of Common Stock;

•	up to 3,862,500 shares of Common Stock issuable upon exercise of warrants (the “Investor Warrants”) sold in the June 2007 Private Placement; and

•
up to 309,000 shares of Common Stock issuable upon exercise of placement agent warrants (the “Placement Agent Warrants” and, together with the Investor Warrants, the “Warrants”) issued to the placement agents (the “Placement Agents”) in connection with the June 2007 Private Placement.

For your convenience and in order to help expedite your review, we are separately delivering to your attention a courtesy clean hard copy of this Amendment No. 2 and a redlined hard copy of this Amendment No. 2 that is marked to show changes from Amendment No. 1 to the Registration Statement filed on August 31, 2007.

November 14, 2007
Page Two

On September 12, 2007, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered to the Company two separate comment letters, one of which informed the Company of the Staff’s comments with respect to Amendment No. 1 to the Registration Statement (the “Comment Letter”) and one of which informed the Company of the Staff’s comments with respect to Amendment No. 3 to the Company’s then-concurrent registration statement on Form SB-2 (File No. 333-142460) (as amended, the “333-142460 Registration Statement”).

In the comment letter with respect to Amendment No. 3 to the 333-142460 Registration Statement, the Staff informed the Company of its comment that the two offerings covered by the 333-142460 Registration Statement and the Registration Statement appeared to be a primary offering by the Company, and because the Company is not eligible to conduct a primary offering on a Form S-3, the Company is not eligible to conduct a primary offering (“Rule 415 Comment”). As you are aware, the 333-142460 Registration Statement has since been declared effective by the Commission.

During a telephone conference with the Staff on Tuesday, October 23, 2007, the Staff reiterated its Rule 415 Comment with respect to the offering covered by the Registration Statement. Based on an analysis of the facts and circumstances covered by the Registration Statement, the Company believes that such offering is not a primary offering by the Company. In response to the Staff’s Rule 415 Comment, set forth below is the Company’s analysis of the facts and circumstances of the offering covered by the Registration Statement based on the factors identified by the Staff’s Rule 415 Comment, as well as other factors deemed relevant by the Company:

•	Number of selling shareholders and the percentage of the overall offering made by each shareholder.

There are 14 separate Selling Securityholders in the offering covered by the Registration Statement. The approximate percentage of the overall number of shares being registered on behalf of each Selling Securityholder is as follows:

	Selling Securityholder	Approximate Percentage of Overall Offering Based on a Total of 16,011,036 Shares Being Registered
1.	Alpha Capital Austalt	2.38%
2.	Bridge Financial LLC	4.76%
3.	Capital Ventures International	4.76%
4.	Cranshire Capital, L.P.	2.38%
5.	Enable Growth Partners LP	36.42%
6.	Enable Opportunity Partners LP	4.28%
7.	Hudson Bay Fund LP	6.14%
8.	Hudson Bay Overseas Fund Ltd	8.14%
9.	Pierce Diversified Strategy Master Fund LLC, Ena	2.14%
10.	Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio	21.42%
11.	RHP Master Fund, Ltd.	2.38%
12.	Rockmore Investment Master Fund Limited	2.86%
13.	Lazard Frères & Co. LLC	1.54%
14.	Merriman Curhan Ford & Co.	0.39%

November 14, 2007
Page Three

In view of the foregoing, the offering will be made by numerous Selling Securityholders, each of which retains individual control and discretion of the timing of the sale of the shares being registered and whether the shares being registered will even be offered or sold at all. The Company will have no control over the timing, nature and volume of sales by the Selling Securityholders. In addition, the Company has been advised that the Selling Securityholders have no agreements among each other with respect to the disposition of the shares covered by the Registration Statement.

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.

The Company has been advised that each Selling Securityholder has not had, during the past three years, any position, office or other material relationship with the Company or with any of the Company’s predecessors or affiliates, except as follows: (i) two of the Selling Securityholders (namely, Alpha Capital Austalt and Cranshire Capital, L.P.) were also investors in the Company’s October 27, 2006 private placement of 8,166,667 units and (ii) two of the Selling Securityholders (namely, Lazard Frères & Co. LLC and Merriman Curhan Ford & Co.) were placement agents in connection with the June 2007 Private Placement. The Company believes that none of these Selling Securityholders is acting on behalf of the Company with respect to the shares being registered for resale under the Registration Statement because the Company has no contractual, legal or other relationship with these Selling Securityholders that would control the timing and nature of resales of such shares or whether such shares are even resold at all under the Registration Statement. In addition, although the Company will receive proceeds from any cash exercise of the Warrants by these Selling Securityholders, the Company will not receive any proceeds from the sales of shares by these Selling Securityholders under the Registration Statement. Rather, all proceeds received from the sales of shares by the Selling Securityholders under the Registration Statement will accrue to the benefit of these Selling Securityholders.

•	Any relationships among the selling shareholders.

To the best of the Company’s knowledge, there are no formal relationships among the Selling Securityholders, except as follows: (i) Mitch Levine has the power to vote and dispose of the shares being registered on behalf of three of the Selling Securityholders (namely, Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, Ena) and (ii) Sander Gerber, Yoav Roth and John Doscas share voting and investing power over the shares being registered on behalf of two of the Selling Securityholders (namely, Hudson Bay Fund LP and Hudson Bay Overseas Fund Ltd).

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

Based on the $0.27 closing price per share of the Company’s Common Stock on the NASD’s OTC Bulletin Board (the “OTCBB”) on November 9, 2007, the dollar value of the 16,011,036 shares being registered for resale under the Registration Statement would be $4,322,979.70. The gross proceeds that the Company received from the Selling Securityholders for the Senior Convertible Notes and the Warrants, excluding amount of proceeds that are returned (or will be returned) to the Selling Securityholders and/or their affiliates in fees or other payments, was $10,300,000. In addition, the Company would receive approximately $6,759,375 from the Selling Securityholders if they exercise all of the Warrants in full, for cash. Accordingly, based on the $0.27 closing price per share of the Company’s common stock on the OTCBB on November 9, 2007, the Selling Securityholders would not be deemed to have received a discount on the shares underlying the Senior Convertible Notes or the Warrants.

November 14, 2007
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•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

The Company has been advised that only two of the Selling Securityholders (namely, Lazard Frères & Co. LLC and Merriman Curhan Ford & Co.) are broker-dealers and only three of the Selling Securityholders (namely, Capital Ventures International, Hudson Bay Fund LP and Hudson Bay Overseas Fund Ltd) are affiliates of a broker-dealer.

•	Length of time the selling shareholders have held the shares being registered.

As previously mentioned, the Selling Securityholders acquired the Senior Convertible Notes and/or the Warrants in a bona fide private placement in the June 2007 Private Placement. As of the date hereof, the Selling Securityholders have so far held the Senior Convertible Notes and/or the Warrants for more than five months without the ability to sell the shares underlying the Senior Convertible Notes and/or the Warrants on the open market. In addition, under Section 4.15 of the Purchase Agreement, dated as of June 7, 2007 (the “Purchase Agreement”), executed in connection with the June 2007 Private Placement, the Selling Securityholders party thereto agreed not to sell, transfer, convert or exercise, directly or indirectly any of the securities that they acquired in the June 2007 Private Placement for a period of six months. Further, under the terms of the Warrants, the Warrants are not exercisable for a year after their issuance. Accordingly, at the time of the June 2007 Private Placement, the Selling Securityholders knew and assumed the risk that they would have to hold the shares underlying the Senior Convertible Notes and/or the Warrants for a period of time without the ability to sell them on the open market.

•	Amount of securities involved.

In addition to the factors listed above, the proposed offering covered by the Registration Statement does not present the same abusive concerns as “toxic convertible” transactions that the Staff had in mind when it invoked Rule 415 to express its objection to a number of PIPE transactions by micro-cap companies. The June 2007 Private Placement did not involve the sale of securities with floating conversion or exercise prices that could effectively eliminate market risk to the investors in a private placement and permit such investors to profit even in the face of massive dilution and price declines. Accordingly, the Company believes that none of the features commonly associated with abusive PIPE transactions are included in the offering covered by the Registration Statement.

•	Receipt of Proceeds.

Although the Company will receive proceeds from any cash exercise of the Warrants by the Selling Securityholders, the Company will not receive any proceeds from the sales of shares by the Selling Securityholders under the Registration Statement. Rather, all proceeds received from the sales of shares by the Selling Securityholders under the Registration Statement will accrue to the benefit of the Selling Securityholders. Moreover, since the Warrants are not exercisable until a year after their issuance, the Company will not receive any proceeds from any cash exercise of the Warrants until June 2008 at the earliest.

November 14, 2007
Page Five

•	Other Relevant Factors.

The Company does not believe that the Selling Securityholders are underwriters with respect to the shares being registered under the Registration Statement. Section 2(a)(11) of the Securities Act defines a statutory “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security…” The first part of the definition requires that in order to be an underwriter, a person must have purchased securities with a view to distribution. The Company has been advised by each Selling Securityholder that such Selling Securityholder purchased the Senior Convertible Notes and/or the Warrants for investment purposes and not with a view to distribution. As previously discussed, the Selling Securityholders have so far held the Senior Convertible Notes and the Warrants for more than five months without the ability to sell the shares underlying the Senior Convertible Notes and/or the Warrants on the open market. In addition, as previously discussed, the Selling Securityholders party to the Purchase Agreement agreed not to sell, transfer, convert or exercise, directly or indirectly any of the securities that they acquired in the June 2007 Private Placement for a period of six months, and the Warrants are not exercisable for a year after their issuance. Accordingly, the Selling Securityholders have assumed the economic risk of an investment in the Senior Convertible Notes and/or the Warrants, and therefore did not purchase the Senior Convertible Notes and/or the Warrants with a view to or in connection with a distribution of the shares underlying such securities. Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by, among other things, the presence of special selling efforts and selling methods, not merely a purchase from an issuer. Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer or other person who has agreed to participate or who is participating in a distribution. Each Selling Securityholder has advised the Company that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares included in the Registration Statement. The Company understands that the Selling Securityholders plan to sell their shares in ordinary trading transactions into an independent market for their own account.

Based on the facts and circumstances described above, the Company believes that the offering covered by the Registration Statement is a valid secondary offering and should not be viewed as a primary offering on behalf of the Company.

Set forth below are the Company’s responses to the Staff’s comments set forth in the Comment Letter. To assist in your review, the full text of each of the comments of the Staff is reproduced below in bold, and the Company’s response to each such comment directly follows the applicable text, which is numbered to correspond with each number set forth in the Comment Letter.

Form SB-2

General

Staff Comment:

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

November 14, 2007
Page Six

Company Response:

Based on the market price of the Common Stock on the date of the sale of the Senior Convertible Notes and the Warrants, the total value of the shares of Common Stock that are being registered for resale is $21,935,119.32. The total value is calculated by multiplying the 16,011,036 shares of Common Stock that are being registered for resale by the market price of $1.37 per share, which was the closing price of the Common Stock on the OTCBB on June 12, 2007 (i.e. the date immediately preceding the consummation of the sale of the Senior Convertible Notes and the Warrants).

Staff Comment:

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Company Response:

The following table indicates the dollar amount of each such currently determinable payment (including the value of any payments to be made in shares of Common Stock) in connection with the June 2007 Private Placement that the Company has made or may be required to make to any Selling Securityholder, any affiliate of a Selling Securityholder, or any person with whom any Selling Securityholder has a contractual relationship regarding the transaction.

Type of Currently Determinable Payment	Dollar Amount (1)
Interest on the Senior Convertible Notes	$1,854,000 (2)
Liquidated damages	Up to an aggregate of $1,300,000 (3)
Placement agent fees	$721,000 (4)
Legal fees paid to Bryan Cave LLP (counsel to Enable Capital Management, LLC)	$40,000 (5)
Total possible and currently determinable payments	$3,915,000 (6)
_____________________
(1)	This table does not include the value of shares of Common Stock issuable upon conversion of the Senior Convertible Notes.

(2)
Aggregate amount of interest payable on $10,300,000 aggregate principal amount of the Senior Convertible Notes over their three-year term and assuming that they are not converted prior thereto and assuming that interest on the Senior Convertible Notes is not paid in shares of Common Stock.

(3)
Payable in the event that: (a) the registration statement has not been declared effective prior to its required effectiveness date and (b) the registration statement ceases to be effective and available to the Selling Securityholders for more than an aggregate of 30 trading days. The maximum amount of liquidated damages is $1,300,000, which is ten percent (10%) of $10,300,000 aggregate investment amount for the Senior Convertible Notes and the Warrants.

November 14, 2007
Page Seven

(4)
As part of the June 2007 Private Placement, the Company paid placement agent fees equal to 7% of the gross proceeds raised in the June 2007 Private Placement. These placement agent fees do not include the placement agent warrants that were issued by the Company to the placement agents in connection with the June 2007 Private Placement. The lead placement agent, Lazard Frères & Co. LLC, received 247,200 warrants, including 154,500 warrants with an exercise price of $1.60 and 92,700 warrants with an exercise price of $1.75. The co-placement agent, Merriman Curhan Ford & Co., received 61,800 warrants, including 38,625 warrants with an exercise price of $1.60 and 23,175 warrants with an exercise price of $1.75. The placement agent warrants are five year warrants and are exercisable one year after the issuance dated.

(5)	Paid to Bryan Cave LLP, as counsel to Enable Capital Management, LLC, in connection with the June 2007 Private Placement.

(6)
This dollar amount does not include additional payments that the Company may be required to make under certain circumstances but that are currently indeterminable, including (a) amounts payable in the event that, prior to the maturity date of the Senior Convertible Notes, the Company elects to prepay all of the then-outstanding principal amount of the Senior Convertible Notes, (b) amounts payable if the Company fails to timely deliver the required number of shares of Common Stock upon conversion of the Senior Convertible Notes, (c) amounts payable if the Company fails to timely deliver certificates representing the required number of shares of Common Stock upon conversion of the Senior Convertible Notes, and (d) other amounts payable upon an event of default under the Senior Convertible Notes.

Staff Comment:

3.
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Company Response:

The following table discloses the net proceeds to the Company from the sale of the Senior Convertible Notes and the Warrants:

Item	Dollar Amount
Net proceeds from the sale of the Senior Convertible Notes and the Warrants	$9,411,943

The following table discloses the total possible and currently determinable payments to all Selling Securityholders and any affiliates of the Selling Securityholders in the first year following the sale of the Senior Convertible Notes and the Warrants:

Type of Currently Determinable Payment in the First Year Following the Sale of the Senior Convertible Notes and the Warrants	Dollar Amount (1)
Interest on the Senior Convertible Notes	$618,000 (2)
Liquidated damages	Up to an aggregate of $1,300,000 (3)
Placement agent fees	$721,000 (4)
Legal fees paid to Bryan Cave LLP (counsel to Enable Capital Management, LLC)	$40,000 (5)
Total possible and currently determinable payments in the first year following the sale of the Senior Convertible Notes and the Warrants	$2,679,000 (6)

November 14, 2007
Page Eight

_____________________
(1)	This table does not include the value of shares of Common Stock issuable upon conversion of the Senior Convertible Notes.

(2)
Aggregate amount of interest payable on $10,300,000 aggregate principal amount of the Senior Convertible Notes in the first year and assuming that they are not converted prior thereto and assuming that interest on the Senior Convertible Notes is not paid in shares of Common Stock.

(3)
Payable in the event that: (a) the registration statement has not been declared effective prior to its required effectiveness date and (b) the registration statement ceases to be effective and available to the Selling Securityholders for more than an aggregate of 30 trading days. The maximum amount of liquidated damages is $1,300,000, which is ten percent (10%) of $10,300,000 aggregate investment amount for the Senior Convertible Notes and the Warrants.

(4)
As part of the June 2007 Private Placement, the Company paid placement agent fees equal to 7% of the gross proceeds raised in the June 2007 Private Placement. These placement agent fees do not include the placement agent warrants that were issued by the Company to the placement agents in connection with the June 2007 Private Placement. The lead placement agent, Lazard Frères & Co. LLC, received 247,200 warrants, including 154,500 warrants with an exercise price of $1.60 and 92,700 warrants with an exercise price of $1.75. The co-placement agent, Merriman Curhan Ford & Co., received 61,800 warrants, including 38,625 warrants with an exercise price of $1.60 and 23,175 warrants with an exercise price of $1.75. The placement agent warrants are five year warrants and are exercisable one year after the issuance dated.

(5)	Paid to Bryan Cave LLP, as counsel to Enable Capital Management, LLC, in connection with the June 2007 Private Placement.

(6)
This dollar amount does not include additional payments that the Company may be required to make under certain circumstances but that are currently indeterminable, including (a) amounts payable in the event that, prior to the maturity date of the Senior Convertible Notes, the Company elects to prepay all of the then-outstanding principal amount of the Senior Convertible Notes, (b) amounts payable if the Company fails to timely deliver the required number of shares of Common Stock upon conversion of the Senior Convertible Notes, (c) amounts payable if the Company fails to timely deliver certificates representing the required number of shares of Common Stock upon conversion of the Senior Convertible Notes, and (d) other amounts payable upon an event of default under the Senior Convertible Notes.

Staff Comment:

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

November 14, 2007
Page Nine

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

o	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

o
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Company Response:

The following table indicates that the Selling Securityholders will not be able to realize any profit as a result of any conversion discount for the shares of Common Stock underlying the Senior Convertible Notes and any exercise discount for the shares of Common Stock underlying the Warrants:

Senior Convertible Notes
Market price per share of the Common Stock on the date of the sale of the Senior Convertible Notes and the Warrants	$1.37 (1)
Conversion price per share of the Senior Convertible Notes	$1.60 (2)
Total possible shares of Common Stock underlying the Senior Convertible Notes	6,437,500 shares (3)
Combined market price of total number of shares of Common Stock underlying Senior Convertible Notes	$8,819,375 (4)
Combined conversion price of total number of shares of Common Stock underlying Senior Convertible Notes	$10,300,000 (5)
Total possible discount to market price	N/A (6)

November 14, 2007
Page Ten

_____________________
(1)
The market price per share is based on the closing price of the Common Stock on the OTCBB on June 12, 2007 (the date immediately preceding the consummation of the sale of the Senior Convertible Notes and the Warrants).

(2)
The conversion price per share is the conversion price per share established in the Senior Convertible Notes. As disclosed on pages 7, 8 and 46 of the preliminary prospectus forming a part of the Registration Statement, the Senior Convertible Notes are subject to full-ratchet anti-dilution protection. If the Company issues Common Stock or securities convertible into Common Stock at a price per share lower than the $1.60 per share conversion price of the Senior Convertible Notes, such conversion price would be automatically adjusted to equal the lower price.

(3)	Total number of possible shares of Common Stock underlying the Senior Convertible Notes assumes no interest payments and complete conversion throughout the term of the Senior Convertible Notes.

(4)	The combined market price is calculated by multiplying the total possible shares of Common Stock underlying the Senior Convertible Notes by the market price per share of $1.37.

(5)	The combined conversion price is calculated by multiplying the total possible shares of Common Stock underlying the Senior Convertible Notes by the conversion price of $1.60.

(6)	The total possible discount to market price is calculated by subtracting the combined conversion price from the combined market price.

Warrants (1)
Market price per share of the Common Stock on the date of the sale of the Senior Convertible Notes and the Warrants	$1.37 (2)
Exercise price per share of the Warrants	$1.75 (3)
Total possible shares of Common Stock underlying the Warrants	4,171,500 shares
Combined market price of total number of shares of Common Stock underlying the Warrants	$5,714,955 (4)
Combined exercise price of total number of shares of Common Stock underlying the Warrants	$7,300,125 (5)
Total possible discount to market price	N/A (6)
_____________________
(1)	Includes the Investor Warrants and the Placement Agent Warrants.

November 14, 2007
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(2)
The market price per share is based on the closing price of the Common Stock on the OTCBB on June 12, 2007 (the date immediately preceding the consummation of the sale of the Senior Convertible Notes and the Warrants).

(3)
The exercise price per share is the exercise price per share established in the Warrants. As disclosed on pages 7, 8 and 46 of the preliminary prospectus forming a part of the Registration Statement, the Warrants are subject to full-ratchet anti-dilution protection. If the Company issues Common Stock or securities convertible into Common Stock at a price per share lower than the $1.75 per share exercise price of the Warrants, such exercise price would be automatically adjusted to equal the lower price.

(4)	The combined market price is calculated by multiplying the total possible shares of Common Stock underlying the Warrants by the market price per share of $1.37.

(5)	The combined exercise price is calculated by multiplying the total possible shares of Common Stock underlying the Warrants by the exercise price of $1.75.

(6)	The total possible discount to market price is calculated by subtracting the combined exercise price from the combined market price.

Staff Comment:

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2 (payments to the investor and affiliates);

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 3 and comment 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Company Response:

The following table indicates (1) the gross proceeds paid or payable to the Company in the sale of the Senior Convertible Notes and the Warrants, (2) the total possible and currently determinable payments as disclosed in the Company’s response to Comment 2 of this letter, (3) the resulting net proceeds to the Company, (4) the combined total possible profit to be realized as a result of any conversion discounts, (5) the total possible and currently determinable payments divided by the resulting net proceeds to the Company, expressed as a percentage, and (6) the total possible discount to the market price divided by the resulting net proceeds to the Company, expressed as a percentage:

November 14, 2007
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Gross proceeds	$10,300,000
Total possible and currently determinable payments	$3,915,000 (1)
Resulting net proceeds to the Company	$6,385,000 (2)
Combined total possible profit as a result of any conversion discounts	N/A (3)
Total possible and currently determinable payments/resulting net proceeds to the Company (expressed as a percentage)	61% (4)
Total possible discount to the market price/resulting net proceeds to the Company (expressed as a percentage)	N/A (5)
_____________________
(1)
Total possible and currently determinable payments are as disclosed in the Company’s response to Comment 2 of this letter. As disclosed in the Company’s response to Comment 2 of this letter, this dollar amount does not include additional payments that the Company may be required to make under certain circumstances but that are currently indeterminable, including (a) amounts payable if the Company fails to timely deliver the required number of shares of Common Stock upon conversion of the Senior Convertible Notes, (b) amounts payable if the Company fails to timely deliver certificates representing the required number of shares of Common Stock upon conversion of the Senior Convertible Notes, and (c) other amounts payable upon an event of default under the Senior Convertible Notes.

(2)	Resulting net proceeds is calculated by subtracting the total possible and currently determinable payments from gross proceeds.

(3)
As indicated in the Company’s response to Comment 4 above, the Selling Securityholders will not be able to realize any profit as a result of any conversion discount for the shares of Common Stock underlying the Senior Convertible Notes and any exercise discount for the shares of Common Stock underlying the Warrants.

(4)
Total possible and currently determinable payments/net proceeds to the Company (expressed as a percentage) is calculated by dividing the total possible and currently determinable payments by the resulting net proceeds to the Company.

(5)	As indicated in the Company’s response to Comment 4 above, there is no possible discount to the market price.

November 14, 2007
Page Thirteen

Staff Comment:

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Company Response:

Two of the Selling Securityholders (i.e. Alpha Capital Austalt and Cranshire Capital, L.P.) each purchased shares of Common Stock and warrants to purchase shares of Common Stock in the Company’s October 27, 2006 private placement of 8,166,667 units, each of which unit consists of one share of Common Stock and a warrant to purchase one-half of one share of Common Stock. The following table indicates the following information disclosed for the Company’s October 27, 2006 private placement (the only class of securities subject to such transaction is the Common Stock):

•	the date of the transaction;

•	the number of shares of Common Stock that were outstanding prior to the transaction;

•
the number of shares of Common Stock that were outstanding prior to the transaction and held by persons other than the Selling Securityholder, affiliates of the Company, or affiliates of the Selling Securityholders;

•	the number of shares of Common Stock that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding Common Stock that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Selling Securityholder, affiliates of the Company, or affiliates of the Selling Securityholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the Common Stock immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the Common Stock (reverse split adjusted, if necessary).

November 14, 2007
Page Fourteen

Selling Securityholder	Date of Transaction	Shares of Common Stock that were outstanding prior to the transaction (1)
Number of shares of Common Stock that were outstanding prior to the transaction held by persons other than the Selling Securityholders, affiliates of the Company or affiliates of the Selling Securityholders
				Number of shares of Common Stock issued or issuable in connection with the transaction
Percentage of total issued and outstanding securities prior to the transaction held by persons other than the Selling Securityholders, affiliate of the Company or affiliates of the Selling Securityholders
						Market price per share of Common Stock immediately prior to the transaction	Current market price per share of Common Stock (2)
Alpha Capital Austalt	10/27/2006	16,666,674	16,666,674	351,000 (3)	100%	(4)	$0.27
Cranshire Capital, L.P.	10/27/2006	16,666,674	16,666,674	500,000 (5)	100%	(4)	$0.27
_____________________
(1) There were 16,666,674 shares of Common Stock that were outstanding immediately prior to the Company’s October 27, 2006 private placement of 8,166,667 units and the related reverse merger.

(2) The current market price per share is based on the closing price of the Common Stock on the OTCBB on November 9, 2007.

(3) Alpha Capital Austalt purchased 234,000 shares of Common Stock and warrants to purchase 117,000 shares of Common Stock in the Company’s October 27, 2006 private placement of 8,166,667 units, each of which unit consists of one share of Common Stock and a warrant to purchase one-half of one share of Common Stock.

(4) Immediately prior to the Company’s October 27, 2006 private placement of 8,166,667 units and the related reverse merger, the Company was a “shell company” as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Securities Exchange Act of 1934, as amended. As a result, the market price per share immediately prior to these transactions does not meaningfully reflect the Company’s current business.

(5) Cranshire Capital, L.P. purchased 333,333 shares of Common Stock and warrants to purchase 166,667 shares of Common Stock in the Company’s October 27, 2006 private placement of 8,166,667 units, each of which unit consists of one share of Common Stock and a warrant to purchase one-half of one share of Common Stock.

November 14, 2007
Page Fifteen

Staff Comment:

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Company Response:

The following table indicates, based on the Company’s knowledge, the following information:

Number of shares outstanding prior to the June 2007 Private Placement that are held by persons other than the Selling Securityholders, affiliates of the Company, and affiliates of the Selling Securityholders
17,805,496 (1)

Number of shares registered for resale by the Selling Securityholders or affiliates of the Selling Securityholders in prior registration statements	851,000 (2)

Number of shares registered for resale by the Selling Securityholders or affiliates of the Selling Securityholders that continue to be held by the Selling Securityholders or affiliates of the Selling Securityholders	(3)

Number of shares that have been sold in registered resale transactions by the Selling Securityholders or affiliates of the Selling Securityholders	(4)

Number of shares registered for resale on behalf of the Selling Securityholders or affiliates of the Selling Securityholders in the current transaction	774,234 (5)
_____________________
        (1) The number of shares is determined based on the actual number of shares outstanding rather than in accordance with Rule 13(d)-3 under the Securities Exchange Act of 1934, as amended. The number of shares outstanding prior to the June 2007 Private Placement that are held by persons other than the Selling Securityholders, affiliates of the Company, and affiliates of the Selling Securityholders is calculated by subtracting the following from the 24,130,276 shares of Common Stock that were outstanding immediately prior to the June 2007 Private Placement: (a) 234,000 outstanding shares of Common Stock held by Alpha Capital Austalt, a Selling Securityholder, (b) 333,333 outstanding shares of Common Stock held by Cranshire Capital, L.P., a Selling Securityholder, (c) 1,631,000 outstanding shares of Common Stock held by Michael Downing, the Chief Executive Officer and a director of the Company, (d) 46,805 outstanding shares of Common Stock held by Riaz Valani, a director of the Company, and (e) 4,079,642 outstanding shares of Common Stock held by Internet Television Distribution LLC, the shares of which Riaz Valani and Tabreez Verjee , the President and a director of the Company, have shared voting and investment power over.

November 14, 2007
Page Sixteen

(2) Consists of 351,000 shares of Common Stock that were registered on behalf of Alpha Capital Austalt in the 333-142460 Registration Statement and 500,000 shares of Common Stock that were registered on behalf of Cranshire Capital, L.P. in the 333-142460 Registration Statement.

(3) The Company does not currently have information as to whether such persons continue to hold the shares of Common Stock registered for resale in the 333-142460 Registration Statement.

(4) The Company does not currently have information as to whether such persons have sold their shares of Common Stock pursuant to the 333-142460 Registration Statement.

(5) Consists of 387,117 shares of Common Stock that are being registered on behalf of Alpha Capital Austalt in the Registration Statement and 381,117 shares of Common Stock that are being registered on behalf of Cranshire Capital, L.P. in the Registration Statement. The number of shares registered on behalf of each Selling Securityholder and affiliates of each such Selling Securityholder is set forth in the Selling Securityholders table in the preliminary prospectus forming a part of the Registration Statement.

Staff Comment:

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Company Response:

The Company currently has the intention, and a reasonable basis to believe that it will have the financial ability, to make all principal and interest payments on the Senior Convertible Notes when they are due.

However, as disclosed in the preliminary prospectus forming a part of the Registration Statement, this forward-looking statement is subject to risks and uncertainties that could cause actual results or events to differ materially, including those identified in the preliminary prospectus. In addition, the Company does not express any view as to its financial ability to make any payment which the Company might in the future be required to make under the Senior Convertible Notes, but as to which the Company cannot presently determine the amount of such payment.

November 14, 2007
Page Seventeen

The Selling Securityholders have not informed the Company whether the Selling Securityholders have any existing short positions in the Common Stock. Under Section 3.2(f) of the Purchase Agreement, the Selling Securityholders party thereto previously made the following representation and warranty to the Company in respect of short positions in the Common Stock:

“Such Investor has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, engaged in any transactions in the securities of the Company (including, without limitations, any Short Sales involving the Company’s securities) since the earlier to occur of (1) the time that such Investor was first contacted by the Company or placement agent engaged by the Company regarding an investment in the Company and (2) the 20th day prior to the time that the transactions contemplated by this Agreement are publicly disclosed by the Company. Such Investor covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor's assets and the portfolio managers have no actual knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor's assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.”

Staff Comment:

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

November 14, 2007
Page Eighteen

As disclosed in the preliminary prospectus forming a part of the Registration Statement and in the Company’s response to Comment 6 of this letter:

•
Alpha Capital Austalt purchased 234,000 shares of Common Stock and warrants to purchase 117,000 shares of Common Stock in the Company’s October 27, 2006 private placement. The 351,000 shares of Common Stock beneficially held by Alpha Capital Austalt represent 1.5% of the total and outstanding shares of Common Stock as of November 9, 2007.

•
Cranshire Capital, L.P. purchased 333,333 shares of Common Stock and warrants to purchase 166,667 shares of Common Stock in the Company’s October 27, 2006 private placement. The 500,000 shares of Common Stock beneficially held by Cranshire Capital, L.P. represent 2.1% of the total and outstanding shares of Common Stock as of November 9, 2007.

In response to the request of the Staff of the Commission, the Company supplementally encloses a copy of the engagement letter, dated April 13, 2007 (the “Engagement Letter”), between the Company and Lazard Frères & Co. LLC in respect of the placement agent services and fees in connection with the June 2007 Private Placement. Pursuant to the Engagement Letter, the Company had agreed to pay placement agent fees equal to 7% of the gross proceeds raised in the June 2007 Private Placement, as well as warrants to purchase a number of shares equal to 3% of the shares sold in the June 2007 Private Placement. Pursuant to the Engagement Letter, the Company had also agreed to reimburse for certain expenses.

Copies of all other material agreements (or a form thereof) entered into in connection with the June 2007 Private Placement between the Company and the Selling Securityholders, any affiliates of the Selling Securityholders, or, to the Company’s knowledge, any person with whom any Selling Securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons), have been previously filed as exhibits with the Commission and listed as an exhibit to the Registration Statement.

Other than the relationships and arrangements described above and in the preliminary prospectus forming a part of the Registration Statement, the Company has not had any material relationship or arrangement with the Selling Securityholders, any affiliates of the Selling Securityholders, or, to the Company’s knowledge, any person with whom any Selling Securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons) prior to the June 2007 Private Placement.

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Company Response:

The Company respectfully advises the Staff that, as described in the “Calculation of Registration Fee” table on the facing page of the Registration Statement, the number of shares registered on the Registration Statement consists of:

•	up to 6,437,500 shares of Common Stock issuable upon conversion of the Senior Convertible Notes;

•
up to 5,402,036 shares of common stock, which, based on the Company’s good faith estimate, may be issuable in the future if the Company elects to pay all interest due under the Senior Convertible Notes in shares of Common Stock;

•	up to 3,862,500 shares of common stock issuable upon exercise of the Investor Warrants; and

•	up to 309,000 shares of Common Stock issuable upon exercise of the Placement Agent Warrants.

November 14, 2007
Page Nineteen

The Company’s estimate of the 5,402,036 shares of Common Stock that may be issuable in the future if the Company elects to pay all interest due under the Senior Convertible Notes in shares of Common Stock was determined by projecting the dollar amount of interest that would accrue over the three-year period from the closing date of the Senior Convertible Notes offering to the maturity date of the Senior Convertible Notes by compounding the interest accrued with the 6% coupon rate for the Senior Convertible Notes on a semi-annual basis (the “Interest Amount”). To arrive at the Company’s estimate of 5,402,036 shares of Common Stock, the Company divided the Interest Amount by thirty-seven cents ($0.37), the closing price of the Common Stock on August 8, 2007.

Staff Comment:

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Company Response:

The Company has updated the footnotes to the Selling Securityholders table in the preliminary prospectus forming a part of the Registration Statement to reflect the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that Selling Securityholder, except for any Selling Securityholder who has not furnished the Company with sufficient information to determine the natural person or persons who exercise the vole or share voting and/or dispositive powers with respect to the shares to be offered by such Selling Securityholder.

Other:

Staff Comment:

12. As you are aware, the company has a separate registration statement on Form SB-2 (File No. 333-142460) that is currently under review. Please ensure that the disclosure provided in both registration statements is consistent. We may have further comment.

Company Response:

As you are aware, the 333-142460 Registration Statement was declared effective by the Commission on October 25, 2007. While the Company has endeavored to ensure that the disclosure provided in both registration statements is substantively consistent, the disclosure in this Amendment No. 2 differs from the disclosure in the 333-142460 Registration Statement in that it reflects different offering-specific information, recent updates to the Company’s business and plan of operation and other appropriate changes.

November 14, 2007
Page Twenty

* * * * *

If the Staff has any questions or comments with respect to the foregoing or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to contact the undersigned at (415) 268-7197.

Sincerely,

/s/ John W. Campbell III, Esq.

John W. Campbell III, Esq.

Enclosure

cc:	Tabreez Verjee, GoFish Corporation
Scott Rapfogel, Gottbetter & Partners, LLP